2023 REPORT

RunnerCity


#wewillrunanything
RUNNER CITY
BARTON HILLS
DAWSON
GALINDO
FLOURNOY ACRES
SUNSET VALLEY

LETTER

Dear investors,

2024 has been a great year for us at RunnerCity. We've designed and built our new downloadable mobile app ready for launch in March and have continued to be net positive, proving that RunnerCity is not just a platform but a real, valuable resource for the community. Along the way, we've also enhanced the current website based on user feedback. Now, we're ready to expand across Texas, and everything is lined up. We're hoping for a successful fundraising round to help us accelerate this growth and take things to the next level.

We need your help!

We are seeking investors to help us raise funds for heavy marketing efforts to support the launch of our new mobile app and facilitate

efforts to support the launch of our new mobile app and facilitate our expansion across Texas. This funding will allow us to generate more revenue, enabling us to hire experienced in-house developers rather than relying on external sources. Additionally, we need more staff to handle the increasing volume of customer service requests and inquiries as we grow into 50+ cities. This expansion will lead to a rise in customer service issues that need prompt attention, and investing in our team is essential to maintaining excellent service as we scale. Your support will make a significant impact on our ability to build and sustain this growth.

Sincerely,

Andy Kaminski

Founder & CEO

Alok Paryani

Investor

Hugh Olson IV

Co-Founder

Ted Karr

Chief Legal Officer

How did we do this year?

REPORT CARD





☺ The Good

Subscription Maintained Revenue.

User Growth.

Development of the first of it's kind mobile app.

☹ The Bad

User Growth, which is why we are raising money now for marketing.

Not being able to implement AI, which we was a long shot, but we tried.

Not being able to hire a CTO in house due to the fact they are expensive.

2024 At a Glance

January 1 to December 31



$51,490 +209%
Revenue



-$42,662
Net Loss





$0
Short Term Debt

$89,366
Raised in 2023



$58,066
Cash on Hand
As of 11/20/23

INCOME BALANCE NARRATIVE

 Revenues  Profit



	2022	2023
Revenues	$16,684	$51,490
Profit	-$25,101	-$42,662

Net Margin: -83%   Gross Margin: 0%   Return on Assets: -23%   Earnings per Share: -$4.27

Revenue per Employee: $51,490   Cash to Assets: 28%   Revenue to Receivables: ~   Debt Ratio: 0%

We ❤️ Our 188 Investors

Thank You For Believing In Us

Suzanna Rush	Justin Vaira	Kabaker Dominique	Sheldon Dearr	S Roper	Jacob Gaskell
Deanna Shahady	Stephanie HENDRICKS	Deepa Eveleigh	Roderick Herron	Sarojani S Mohammed	Ruchi Messick
Teresa Giron	Santosh Dheeraj	Srihari Murali	Missy Smith Bunner	Jennifer Nussbaum	Laura Rampy
María José Angel Mex	Hibiscus Rainbow...	Miguel Magana	Jenny H	Jess Ritcherson	H Rahman
Bharath Nagamalla	Natalie Bowers-...	Sonya Scott	Laura Waits	Brian Wise	Melissa Anderson
Shelly Dennis Baldwin	Tracy Limon	Michael Heath	Rogelio Medel	Rachel Palmarozzi	Felix Vayssieres
Dominick Cresci	Wade Block	Sonia Sharifi	Samantha Lambert	Jenni Wieland	Denise McLauchlan
Jolene Bouchon	Jackie Driggs	Allison L.	Max KIEJDAN	Edward Kelly Medlock	Miriam Bravo Der...
Eric Cohan	Rafferty McDonald	Suzann Madeley	Deja Battagline	Shveta Moller	Sarah McCleary
Karen Holmes	Jessica Ngai	Michelle Jones	Michelle Attah	Mishell B. Kneeland	Anne Marie Griger
Warren Cooper	Lisa Morrow	Laura Smetzer	Samantha Chang	Maya Reeves	Sandra Breitengross
Parker Malia	Rivera Terasa	Mary KORMAN	Angel Johnson-Nelson	Marena Ruiz	Adriana Santos
Leslie Serrano	Theresa Bastian	Michele Lilley	Erin ODonnell	Belinda De Paz	Mary Ellen Fine
Tricia And David...	Marcy Farrell	Ashley Mefford	Nicky Vandergriff	Chetan Nagaraj	Jennifer Crutsinger
Todd Finkel	Mary Wilmore	Erica Mueller	Elizabeth Leahy	Amy Gilmore	Amanda Hooper
Johanna Eckler	Marsha Garces	Cori Darbonne	Puskar Dahal	Tracie Simmons	Amy Boudreaux
Melissa DeFilippo	Jeffrey Godwin	Trudi O'NEAL	Brenda Scott	Dana Thalmann	William Peng
Tammy Chambers	Catherine Asay	Mark Salazar	Salvatore Zaydon	Mai K Moua	Mercedes O Valadez
Deborah Campbell	Kelsey Ross	Nicole Gartman	Karen Arthur	Tania Islas	Denai Jenkins
Viral Patel	Andy Le	April Bliss	Bhargavi Priya...	Naveen Patlolla	Brendan Walsh
Kindra Poage	Ingrid Chinn Ellerbee...	Melissa Casas	Marci Struzinski	Shannon Quinn	Karen Putbres Hutson
Erin Gyimah	Susan Brewer	Stephanie Sterling	Marianne Marie...	Kane Sawyer	Landon Harrison
Kelly Schmitz	Parth Sethia	Shilpa Dasar	Jacqui Zarka	Jenn Penano	Anastasia Barber
Kristi Smith	Olivia Hart	Susan Haugerud	J B	Sharon OQuinn	Kevin Welch
Benjamin Ford	Tina Fetty	Alana Alexander	Alex Bridges	Stuart Blackwell	Gautham Ram...
Camille North	John Sawyer	Donald Leroy Means Jr	Chloe Finnegan	Shanna McGarry	Morgan Longford
Claudia Verduzco...	Mitchell Thiem	Stephanie D Thedford	Dorothy Loretta...	Chris Ellis	P Pax
Pragya Gautam	Laura Davis	Sim Scott	Prashant Sheth	Siddharth Chahar	Ashley Hand
Moriah Taylor					

Thank You!

From the RunnerCity Team







Andy Kaminski in

Founder & CEO

Cultivating Community Gig
Coopertives



Hugh Olson IV

Co-Founder



Alok Paryani

Angel Investor & Co-Founder



Raven Johnson

Lead Investor (Wefunder)



Ted Karr



Jonathan Schaefer

Chief Legal Officer

Angel Investor & Co-Founder



Aaron Schaefer

Angel Investor & Co-Founder



Mohamed Ibrahim 🔗

Chief Technology Officer (Egypt)

Details

The Board of Directors

Director	Occupation	Joined
Alok Paryani	Commercial Investor @ Commercial Investor	2021
Ted Karr	Managing Partner @ Berkeley Law & Technology Group, LLP	2023
Hugh Olson IV	Founder @ RunnerCIty	2021
Andy Kaminski	CEO @ RunnerCity	2021
Raven Johnson	Vice President - Business Systems @ Legacy Mutual Mortgage	2021

Officers

Officers

Officer	Title	Joined
Ted Karr	Chief Legal Officer	2023
Hugh Olson IV	Founder	2021
Andy Kaminski	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Andy Kaminski	Membership Interests	66.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$252,748	Safe	Section 4(a)(2)
01/2022	$50,000	10% Equity Of The Company	Other
10/2023	$25,000	1.25% Equity Of The Company	Other
10/2023	$25,000	1.25% Equity Of The Company	Other
01/2024	$89,366		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Ownership Units	10,000	10,000	Yes

Warrants: 0
Options: 0

Form C Risks:

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology.

The Company, like many comparable full service delivery apps, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability. Runner City understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Our user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company' subscription service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than originally planned. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our product may be subject to state, local and Federal environmental laws and regulations, including those relating to delivery & ridesharing business models. We and our runners may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our product will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our product will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Ted Karr, Hugh Olson IV, and Alok Paryani are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Runner City, LLC

Texas Limited Liability Company
Organized October 2021
1 employees
3707 menchaca rd
Apt 102
Austin TX 78704 https://www.runnercity.com

Business Description

Refer to the RunnerCity profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

RunnerCity is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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